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Exhibit 23.1

                     [LETTERHEAD OF BECKMAN & ASSOCIATES]

July 18, 1997


The Board of Directors
Interactive Medical Technologies, Inc.


We consent to incorporation by reference in the Registration Statement (Form S-8 No. 0-21384) of Interactive Medical Technologies Inc. and subsidiaries of our report dated April 10, 1997, relating to the consolidated financial statements of Interactive Medical Technologies Inc. and subsidiaries included in the Annual Report (Form 10-KSB) for the year ended December 31, 1996.

Our report dated April 10, 1997, contains an explanatory paragraph that states that the Company's recurring losses and net deficit position raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                               Beckman & Associates